REALOGY CORPORATION

One Campus Drive

Parsippany, New Jersey 07054

May 17, 2011

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn: Duc Dang, Attorney-Advisor

Re:	Registration Statement on Form S-4 (File No. 333-173254)

Dear Mr. Dang:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Realogy Corporation, a Delaware corporation (the “Issuer”), Domus Holdings Corp., a Delaware corporation (“Holdings”), and the subsidiaries of the Issuer listed in the Registration Statement described below (the “Subsidiary Guarantors” and, together with the Issuer and Holdings, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-173254), filed by the Registrants on April 1, 2011 and as amended on May 17, 2011, be accelerated by the Securities and Exchange Commission (the “Commission”) to May 20, 2011 at 11:00 a.m. Eastern Standard Time or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the

Duc Dang

Securities and Exchange Commission

May 17, 2011

Commission or any person under the federal securities laws of the United States.

The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497 and that such effectiveness also be confirmed in writing.

Very truly yours, REALOGY CORPORATION

By:	/s/ Marilyn J. Wasser
Name:	Marilyn J. Wasser, Esq.
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc: Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP